UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: December 8, 2004

                        Commission File Number 001-12510

                                   ROYAL AHOLD
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

                 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On December 8, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that (1) its subsidiary Disco Ahold International Holdings N.V. ("DAIH") has appealed an order rendered by a federal court in San Rafael, Province of Mendoza, Argentina, of which DAIH was notified on December 3, 2004; (2) the order relates to the transfer of approximately 85% of the shares of Disco S.A. to Cencosud S.A., which transfer was communicated by Royal Ahold on November 1, 2004; and (3) if ultimately enforced the order could lead the parties to reverse the transfer, at least temporarily. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             KONINKLIJKE AHOLD N.V.

                                        /s/ H.R. Ryopponen
                                        ----------------------------------------
Date: December 8, 2004                  By:     H.R. Ryopponen
                                        Title:  Executive Vice President and CFO

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit        Description
-------        -----------

99.1           Royal Ahold press release dated December 8, 2004, announcing that
               (1) the Company's subsidiary Disco Ahold International Holdings N.V. ("DAIH") has appealed an order rendered by a federal court in San Rafael, Province of Mendoza, Argentina, of which DAIH was notified on December 3, 2004; (2) the order relates to the transfer of approximately 85% of the shares of Disco S.A. to Cencosud S.A., which transfer was communicated by Royal Ahold on November 1, 2004; and (3) if ultimately enforced the order could lead the parties to reverse the transfer, at least temporarily